FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

#950 - 505 Burrard Street Box 72, One Bentall Centre Vancouver, B.C V7X 1M4 Tel: (604) 608-2557 Fax: (604) 608-2559 E-Mail: info@cumberlandresources.com Website: www.cumberlandresources.com

June 16, 2004

Cumberland Resources Ltd. (the “Company”)

Report of Voting Results

Annual General Meeting of Shareholders held on June 10, 2004

This report is pursuant to section 11.3 of National Instrument 51-102 Continuous Disclosure Obligation.

1.

Determination of the number of Directors at eight

Votes For

29,007,048 (99.8%)

Total Votes Cast

29,073,348

2.

Election as Director, Michael Kenyon

Votes For

28,706,998 (98.6%)

Total Votes Cast

29,106,173

3.

Election as Director, Abraham Aronowicz

Votes For

28,692,698 (98.6%)

Total Votes Cast

29,106,173

4.

Appointment of Ernst & Young, Chartered Accountants, as auditors of the Company

Votes For

29,055,918 (99.8%)

Total Votes Cast

29,106,143

5.

Authorization to fix auditors’ remuneration

Votes For

29,034,198 (99.9%)

Total Votes Cast

29,069,898

6a.

Approval to fix term of office of elected Director, Michael Kenyon

A ballot was conducted for approval to fix the term of office of elected Director, Michael Kenyon, for a term of three years from the date of this annual and special general meeting.

Votes For

21,939,298 (77.6%)

Votes Against

6,334,000 (22.4%)

Total Votes Cast

28,273,298

6b.

Approval to fix term of office of elected Director, Abraham Aronowicz

A ballot was conducted for approval to fix the term of office of elected Director, Abraham Aronowicz, for a term of three years from the date of this annual and special general meeting.

Votes For

21,920,598 (77.5%)

Votes Against

6,350,700 (22.5%)

Total Votes Cast

28,271,298

7.

Approval to adopt new articles for the Company

Pursuant to the enactment of the new Business Corporations Act and the repeal of the Company Act, the amendment to the threshold for passing a special resolution from 75% to 66%, the adoption of new articles for the Company and the alteration of the Company’s share capital were approved by special resolution.

Votes For

19,473,666 (95.6%)

Total Votes Cast

20,366,366

8.

Approval to amend stock option plan of the Company

A ballot was conducted for approval to amend the Company’s stock option plan which replaces 2,321,072 common shares that have been issued upon exercise of options previously granted and increases the number of common shares available for issuance upon the exercise of options granted by an additional 241,394 common shares.

Votes For

14,055,981 (66.4%)

Votes Against

7,125,635 (33.6%)

Total Votes Cast

21,181,616

CUMBERLAND RESOURCES LTD.

“Michael L. Carroll”

Chief Financial Officer and Corporate Secretary